Exhibit 99.2

Solmate Infrastructure Provides Update on Digital Asset Treasury Holdings

Company Launches “Solmate Signal” Investor Newsletter to Provide Ongoing Updates to Investors

ABU DHABI, United Arab Emirates — March 24, 2026 — Solmate Infrastructure (Brera Holdings PLC, NASDAQ: SLMT), a leading Solana infrastructure company with a strategic focus on Abu Dhabi, today provided an update on its digital asset treasury holdings and announced the publication of its inaugural investor newsletter.

Treasury Holdings Update

Solmate remains well-positioned from a liquidity and capital perspective. The company’s treasury holdings primarily consist of SOL, crypto-related securities, and cash. Solmate also holds assets as part of its multi-club football business, like soccer teams. While these assets may have long-term value, they are excluded from this treasury holdings update.

As of February 28, 2026, Solmate held 1,235,834 SOL and approximately $7.1 million1 of crypto-related securities. As of February 28, 2026, Solmate also held approximately $9.1 million in cash. Thanks to this prudent cash management, Solmate has not been required to sell any of its treasury SOL to fund operations. Based on a recent market price of $91.582 per SOL on March 24, 2026, this represents a market value of the Company’s total digital asset treasury holdings of approximately $129.4 million.

Inclusive of crypto-related securities and cash on hand, the Company’s total estimated digital asset treasury value, using the figures above, is approximately $1.43 per fully diluted share (inclusive of 81,995,395 Class B Ordinary shares and 8,494,000 pre-funded warrants outstanding). The below table illustrates these key items.

Solmate maintains a strong balance sheet with no long-term debt, positioning the company with significant financial flexibility as it continues to scale its digital asset treasury strategy. This capital discipline provides the company with the ability to evaluate and pursue strategic financing opportunities when appropriate, including expanding its portfolio of yield-bearing SOL and other crypto-related investments.

[1]	Reflects most recently-reported Fair Market Value of crypto-related securities held by the company.
[2]	CoinMarketCap, March 23rd, 2026 9am ET. Treasury value calculations are presented for informational purposes only and are not representations of the Company’s financial statements prepared in accordance with GAAP.

SLMT Estimated Digital Asset Treasury Value/Share
$SOL Held	1,235,834
$SOL Token Price	$91.580

SOL Token Value	$113,177,678
+ Crypto Related Securities	$7,072,933
+ Cash	$9,105,000
- Long Term Debt	$0
= Total Digital Asset Treasury Value	$129,355,611

SLMT Class B Ordinary Shares	81,995,395
Prefunded Warrants (PFWs)	8,494,000
Total Shares + PFWs	90,489,395

Total Digital Asset Treasury Value Per Share	$1.4295

“We founded Solmate to bring investors exposure to the Solana ecosystem,” said Marco Santori, Chief Executive Officer of Solmate. “The ecosystem is advancing quickly, so regular updates and financial transparency will be key to this mission. We plan to continue publishing regular treasury updates and investor communications as we scale operations and remain focused on building a durable, infrastructure-driven platform designed to generate long-term value for our shareholders.”

“Solmate Signal” Investor Newsletter

Concurrent with this release, Solmate has published its inaugural investor newsletter. The newsletter is intended to serve as a regular channel through which management communicates directly with the investment community on matters of strategic and operational relevance.

The inaugural edition covers:

●	A review of current Solmate strategic priorities, including its validator infrastructure strategy

●	Commercial developments and market trends in the UAE

●	An update on developments within the broader Solana network, including recent protocol upgrades, staking economics, and ecosystem growth trends

●	Management’s perspective on the evolving digital asset treasury landscape and Solmate’s positioning within it

The newsletter is available on the Company’s website at www.solmate.com and has been furnished to the SEC as an exhibit to a Report on Form 6-K furnished concurrently with this release.

Investors and other interested parties may subscribe to future editions of the newsletter by visiting the Company’s website or contacting Solmate’s investor relations team at Solmate@icrinc.com.

About Solmate Infrastructure

Solmate Infrastructure, currently operating as Brera Holdings PLC (NASDAQ: SLMT), together with its strategic partners, builds institutional-grade Solana staking, validation, and treasury infrastructure with a strategic focus on Abu Dhabi. Backed by ARK Invest, RockawayX, Pulsar Group, and leading UAE investors, Solmate deploys capital and hardware to drive Solana adoption across the Middle East and beyond while continuing to operate its multi-club football business. For more information visit www.solmate.com.

Forward-Looking Statements

This press release contains forward-looking statements regarding Solmate’s strategic plans, partnership arrangements, and infrastructure development. These statements involve risks and uncertainties that could cause actual results to differ materially, including market conditions, regulatory changes, and operational challenges. Solmate undertakes no obligation to update these statements except as required by law.

Investor Contact

John Ragozzino Jr., CFA

Solmate@icrinc.com

Media Contact

Josh Gerth / Bryson Greene

Solmate@icrinc.com

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